

Mail Stop 7010

March 5, 2009

Mr. Robert H. Barghaus
Vice President and CFO
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

> **RE:** **Form 10-K for the fiscal year ended January 31, 2008**
> **Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and October 31, 2008**
> **Schedule 14A filed April 21, 2008**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have reviewed your response letter dated February 18, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

Item 1A – Risk Factors, page 6

1. We have reviewed your response to prior comment 2. We note that your promotional offers are generally expensed as incurred or when product is distributed to consultants and recorded to selling expense. We further note that

annual incentive trips and bonuses are also recorded to selling expense. In future filings, disclose your accounting for these items and with reference to EITF 00-22 and EITF 01-9 supplementally support your basis for classifying these expenses as selling expenses.

Item 8 – Financial Statements and Supplementary Data, page 33

Note 15 – Income Taxes, page 59

2. We have reviewed your response to prior comment 11. Please enhance your disclosure in future filings to reflect the information you provided in your February 18, 2009 response letter.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

Financial Statements

Note 2 – Business Acquisitions, page 8

3. We have reviewed your response to prior comment 16 and have the following additional comments:
   - Please further describe why you believe RAM's direct investment of 15.2% gives you additional economic interest in ViSalus;
   - Please provide us with the make-up of the Board of Directors of ViSalus pursuant to the acquisition agreement and the LLC operating agreement;
   - It is not clear how you "contractually control" the compensation committee of the Board of Directors of ViSalus due to your relationship with RAM. Please advise. In addition, further describe why you believe that control of the compensation committee of the Board of Directors equates to control of the Board of Directors;
   - Please tell us ViSalus' revenues and expenses for the last three years and interim period prior to its date of acquisition by the Company;
   - Regarding the accretion of the redemption value of the noncontrolling interest, provide us with your computation and underlying assumptions so that we may understand the appropriateness of your October 31, 2008 balance. Tell us supplementally and disclose in future filings the estimated total redemption amount. Refer to paragraph 17 of EITF Topic D-98.

Note 16 – Contingencies, page 21

4. We have reviewed your response to prior comment 18. Please enhance your disclosure to disclose that you are currently in settlement discussions with the

state with respect to the proposed assessment of additional corporate income taxes.

Exhibit 31 – Certifications

5. We note your response to prior comment 14; however, once you are required to comply with Items 308(a) and (b) of Regulation S-K regarding management's report on internal control and the auditor attestation report, you may not omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in the certifications filed with your Forms 10-K and 10-Q. Please file an abbreviated amendment to these forms that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. When filing these certifications, please also ensure that you comply with our prior comment 13 regarding the omission of each individual's title from the text of the certification.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 21, 2008

Annual Incentives, page 18

6. We note your response to prior comment 19. Regarding the impact of the Business Performance Factor discussed in the first bullet point of that comment, please clarify what makes up this factor. We note that you have proposed to include more specific disclosure about the Individual Performance Factors or "MBOs". We assume that the Business Performance Factor represents specific measures or objectives that must be met in order for the executive to receive the portion of his or her MPIP award that is influenced by this factor. Please clarify what these specific measures or objectives are and explain more concretely what you mean when you say that portions of the award are "influenced" by these factors.

7. We note your response to prior comment 20. It is unclear why disclosure of the targets would cause you competitive harm, given that you already provide sales and profit data about your segments in your financial statements and MD&A. Please elaborate on how you would be likely to suffer substantial competitive harm if the targets relating to periods for which compensation is reported were disclosed, particularly in view of the fact that you already disclose this financial information on a segment basis.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief